Core Scientific, Inc.
838 Walker Road, Suite 21-2105
Dover, DE 19904
April 29, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E. Washington, D.C. 20549
Attention: Lulu Cheng

Re:	Core Scientific, Inc.
Registration Statement on Form S-1 (File No. 333-278676)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Core Scientific, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-278676) (the “Registration Statement”) to 5:00 p.m., Eastern Time, on May 2, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.
Please contact Robert A. Ryan at (212) 839-5931 or Alexander E. Csordas at (212) 839-5738, each of Sidley Austin LLP, counsel to the Company, with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

CORE SCIENTIFIC, INC.

By:	/s/ Todd DuChene

Name:	Todd DuChene
Title:	Chief Legal Officer and Chief Administrative Officer

cc:	Robert A. Ryan, Sidley Austin LLP
Alexander E. Csordas, Sidley Austin LLP